            Filer:  MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST

                           SELECT GLOBAL SERIES 99-1
                        SELECT GLOBAL 30 PORTFOLIO 99-1

                      Investment Company Act No. 811-5065

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM S-6


        For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

             A.   Exact name of Trust:

                  MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
                  SELECT GLOBAL SERIES 99-1
                  SELECT GLOBAL 30 PORTFOLIO 99-1

             B.   Name of Depositor:

                  DEAN WITTER REYNOLDS INC.

             C. Complete address of Depositor's principal executive office:

                  DEAN WITTER REYNOLDS INC.
                  Two World Trade Center
                  New York, New York  10048

             D.   Name and complete address of agents for service:

                  MR. MICHAEL D. BROWNE
                  DEAN WITTER REYNOLDS INC.
                  Unit Trust Department
                  Two World Trade Center - 59th Floor
                  New York, New York  10048

                  Copy to:

                  KENNETH W. ORCE, ESQ.
                  CAHILL GORDON & REINDEL
                  80 Pine Street
                  New York, New York  10005

             E.   Total and amount of securities being registered:

                  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended

             F. Proposed maximum offering price to the public of the securities being registered:

                  Indefinite

             G.   Amount of filing fee:

                  N/A

             H.   Approximate date of proposed sale to public:

                  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT


                  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
                  Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
                  Section 8(a), may determine.

                MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,

                           SELECT GLOBAL SERIES 99-1
                        SELECT GLOBAL 30 PORTFOLIO 99-1

                             Cross Reference Sheet

                    Pursuant to Rule 404(c) of Regulation C
                       under the Securities Act of 1933

                 (Form N-8B-2 Items required by Instruction 1
                         as to Prospectus on Form S-6)



             I.  ORGANIZATIONAL AND GENERAL INFORMATION

         1.  (a)  Name of Trust                ) Front Cover
             (b)  Title of securities issued   )

         2.  Name and address of Depositor     ) Table of Contents

         3.  Name and address of Trustee       ) Table of Contents

         4.  Name and address of principal     ) Table of Contents
             Underwriter                       )

         5.  Organization of Trust             ) Introduction

         6.  Execution and termination of      ) Introduction; Amendment
             Indenture                         ) and Termination of the
                                               ) Indenture

         7.  Changes of name                   ) Included in Form N-8B-2
                                               )
         8.  Fiscal Year                       ) Included in Form N-8B-2
                                               )
         9.  Litigation                        ) *

             II.  GENERAL DESCRIPTION OF THE TRUST AND
                  SECURITIES OF THE TRUST

        10.  General Information regarding     )
             Trust's Securities and Rights of  )
             Holders                           )


        ____________________

        *  Not applicable, answer negative or not required

        Form N-8B-2                              Form S-6
        Item Number                              Heading in Prospectus



             (a)  Type of Securities           ) Rights of Unit Holders
                  (Registered or Bearer)       )

             (b)  Type of Securities           ) Administration of the
                  (Cumulative or               ) Trust-Distribution
                    Distributive)              )

             (c)  Rights of Holders as to      ) Redemption; Public
                  withdrawal or redemption     ) Offering of Units-
                                               ) Secondary Market

             (d)  Rights of Holders as to      ) Public Offering of Units
                  conversion, transfer,        ) - Secondary Market;
                  partial redemption and       ) Exchange Option;
                  similar matters              ) Redemption; Rights of
                                               ) Unit Holders -
                                               ) Certificates

             (e)  Lapses or defaults with      ) *
                  respect to periodic payment  )
                  plan certificates            )

             (f)  Voting rights as to          ) Rights of Unit Holder -
                  Securities under the         ) Certain Limitations;
                  Indenture                    ) Amendment and Termination
                                               ) of the Indenture

             (g)  Notice to Holders as to      )
                  change in                    )

                  (1)  Composition of assets   ) Administration of the
                       of Trust                ) Trust - Reports to Unit
                                               ) Holders; The Trust -
                                               ) Summary Description of
                                               ) the Portfolios
                                               )
                  (2)  Terms and Conditions    ) Amendment and Termination
                       of Trust's Securities   ) of the Indenture
                  (3)  Provisions of           ) Amendment and Termination
                       Indenture               ) of the Indenture
                  (4)  Identity of Depositor   ) Sponsor; Trustee
                       and Trustee             )




        ____________________

        *  Not applicable, answer negative or not required

        Form N-8B-2                              Form S-6
        Item Number                              Heading in Prospectus




             (h)  Security Holders Consent     )
                  required to change           )

                  (1)  Composition of assets   ) Amendment and Termination
                       of Trust                ) of the Indenture
                  (2)  Terms and conditions    ) Amendment and Termination
                        of Trust's Securities  ) of the Indenture

                  (3)  Provisions of           ) Amendment and Termination
                       Indenture               ) of the Indenture
                  (4)  Identity of Depositor   ) *
                       and Trustee             )

             (i)  Other principal features of  ) Cover of Prospectus; Tax
                  the Trust's Securities       ) Status

        11.  Type of securities comprising     ) The Trust - Summary
             units                             ) Description of the
                                               ) Portfolios; Objectives
                                               ) and Securities Selection;
                                               ) The Trust - Special
                                               ) Considerations

        12.  Type of securities comprising     ) *
             periodic payment certificates     )

        13.  (a)  Load, fees, expenses, etc.   ) Summary of Essential
                                               ) Information; Public
                                               ) Offering of Units -
                                               ) Public Offering Price; -
                                               ) Profit of Sponsor; -
                                               ) Volume Discount; Expenses
                                               ) and Charges

             (b)  Certain information          ) *
                  regarding periodic payment   )
                  certificates                 )

             (c)  Certain percentages          ) Summary of Essential
                                               ) Information; Public
                                               ) Offering of Units -
                                               ) Public Offering Price; -
                                               ) Profit of Sponsor;
                                               ) - Volume Discount


        ____________________

        *  Not applicable, answer negative or not required

        Form N-8B-2                              Form S-6
        Item Number                              Heading in Prospectus



             (d)  Price differentials          ) Public Offering of Units
                                               ) - Public Offering Price
                                               )

             (e)  Certain other loads, fees,   ) Rights of Unit Holders -
                  expenses, etc. payable by    ) Certificates
                  holders                      )

             (f)  Certain profits receivable   ) Redemption - Purchase by
                  by depositor, principal      ) the Sponsors of Units
                  underwriters, trustee or     ) Tendered for Redemption
                  affiliated persons           )

             (g)  Ratio of annual charges to   ) *
                  income                       )

        14.  Issuance of trust's securities    ) Introduction; Rights of
                                               ) Unit Holders -
                                               ) Certificates

        15.  Receipt and handling of payments  ) Public Offering of Units
             from purchasers                     - Profit of Sponsor

        16.  Acquisition and disposition of    ) Introduction; Amendment
             underlying securities             ) and Termination of the
                                               ) Indenture; Objectives and
                                               ) Securities Selection; The
                                               ) Trust - Summary
                                               ) Description of the
                                               ) Portfolio; Sponsor -
                                               ) Responsibility

        17.  Withdrawal or redemption          ) Redemption; Public
                                               ) Offering of Units -
                                               ) Secondary Market

        18.  (a)  Receipt and disposition of   ) Administration of the
                  income                       ) Trust; Reinvestment
                                               ) Programs

             (b)  Reinvestment of              ) Reinvestment Programs
                  distributions                )

             (c)  Reserves or special fund     ) Administration of the
                                               ) Trust - Distribution

        ____________________

        *  Not applicable, answer negative or not required

        Form N-8B-2                              Form S-6
        Item Number                              Heading in Prospectus



             (d)  Schedule of distribution     ) *

        19.  Records, accounts and report      ) Administration of the
                                               ) Trust-Records and
                                               ) Accounts; - Reports to
                                               ) Unit Holders

        20.  Certain miscellaneous provisions  ) Amendment and Termination
             of trust agreement                ) of the Indenture; Sponsor
                                               ) - Limitation on Liability
                                               ) - Resignation; Trustee
                                               ) - Limitation on Liability
                                               ) - Resignation

        21.  Loans to security holders         ) *

        22.  Limitations on liability of       ) Sponsor, Trustee;
             depositor, trustee, custodian,    ) Evaluator - Limitation on
             etc.                              ) Liability

        23.  Bonding arrangements              ) Included in Form N-8B-2
                                               )

        24.  Other material provisions of      ) *
             trust agreement                   )

             III.  ORGANIZATION PERSONNEL AND AFFILIATED
                   PERSONS OF DEPOSITOR

        25.  Organization of Depositor         ) Sponsor

        26.  Fees received by Depositor        ) Expenses and Charges -
                                               ) fees; Public Offering of
                                               ) Units - Profit of Sponsor

        27.  Business of Depositor             ) Sponsor and Included in
                                               ) Form N-8B-2

        28.  Certain information as to         ) Included in Form N-8B-2
             officials and affiliated persons  )
             of Depositor                      )

        29.  Voting securities of Depositor    ) Included in Form N-8B-2
                                               )


        ____________________

        *  Not applicable, answer negative or not required

        Form N-8B-2                              Form S-6
        Item Number                              Heading in Prospectus



        30.  Persons controlling Depositor     ) *

        31.  Compensation of Officers and      ) *
             Director of Depositor             )

        32.  Compensation of Directors of      ) *
             Depositor                         )

        33.  Compensation of employees of      ) *
             Depositor                         )

        34.  Remuneration of other persons     ) *
             for certain services rendered to  )
             trust

             IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

        35.  Distribution of trust's           ) Public Offering of Units
             securities by states              ) - Public Distribution

        36.  Suspension of sales of trust's    ) *
             securities                        )

        37.  Revocation of authority to        ) *
             distribute                        )

        38.  (a)  Method of distribution       ) Public Offering of Units
             (b)  Underwriting agreements      )
             (c)  Selling agreements           )

        39.  (a)  Organization of principal    ) Sponsor
                  underwriter                  )
             (b)  N.A.S.D. membership of       )
                  principal underwriter        )

        40.  Certain fees received by          ) Public Offering of Units
             principal underwriter             ) - Profit of Sponsor

        41.  (a)  Business of principal        ) Sponsor
                  underwriter                  )
             (b)  Branch offices of principal  ) *
                  underwriter                  )
             (c)  Salesman of principal        ) *
                  underwriter                  )


        ____________________

        *  Not applicable, answer negative or not required

        Form N-8B-2                              Form S-6
        Item Number                              Heading in Prospectus



        42.  Ownership of trust's securities   ) *
             by certain persons                )

        43.  Certain brokerage commissions     ) *
             received by principal             )
               underwriter                     )

        44.  (a)  Method of valuation          ) Public Offering of Units

             (b)  Schedule as to offering      ) *
                  price                        )

             (c)  Variation in offering price  ) Public Offering of Units
                  to certain persons           ) - Volume Discount;
                                               ) Exchange option

        45.  Suspension of redemption rights   ) *

        46.  (a)  Redemption valuation         ) Public Offering of Units
                                               ) -Secondary Market;
                                               ) Redemption
             (b)  Schedule as to redemption    ) *
                  price                        )

        47.  Maintenance of position in        ) See items 10(d), 44 and
             underlying securities             ) 46

             V. INFORMATION CONCERNING THE TRUSTEE OR
                CUSTODIAN

        48.  Organization and regulation of    ) Trustee
             Trustee                           )

        49.  Fees and expenses of Trustee      ) Expenses and Charges

        50.  Trustee's lien                    ) Expenses and Charges

             VI.  INFORMATION CONCERNING INSURANCE OF
                  HOLDERS OF SECURITIES

        51.  (a)  Name and address of          ) *
                  Insurance Company            )
             (b)  Type of policies             ) *
             (c)  Type of risks insured and    ) *
                  excluded                     )
             (d)  Coverage of policies         ) *
        ____________________

        *  Not applicable, answer negative or not required

        Form N-8B-2                              Form S-6
        Item Number                              Heading in Prospectus



             (e)  Beneficiaries of policies    ) *
             (f)  Terms and manner of          ) *
                  cancellation                 )
             (g)  Method of determining        ) *
                  premiums                     )
             (h)  Amount of aggregate          ) *
                  premiums paid                )
             (i)  Persons receiving any part   ) *
                  of premiums                  )
             (j)  Other material provisions    ) *
                  of the Trust relating to     )
                  insurance                    )

             VII.  POLICY OF REGISTRANT

        52.  (a)  Method of selecting and      ) Introduction Objectives
                  eliminating securities from  ) and Securities Selection;
                  the Trust                    ) The Trust - Summary
                                               ) Description of the
                                               ) Portfolio Sponsor -
                                               ) Responsibility

             (b)  Elimination of securities    ) *
                  from the Trust               )

             (c)  Substitution and             ) Introduction Objectives
                  elimination of securities    ) and Securities Selection;
                  from the Trust               ) Sponsor - Responsibility;
             (d)  Description of any           )
                  fundamental policy of the    )
                  Trust                        )

        53.  Taxable status of the Trust       ) Cover of Prospectus; Tax
                                               ) Status

             VIII.  FINANCIAL AND STATISTICAL INFORMATION

        54.  Information regarding the         ) *
             Trust's past ten fiscal years     )

        55.  Certain information regarding     ) *
             periodic payment plan             )
             certificates                      )



        ____________________

        *  Not applicable, answer negative or not required

        Form N-8B-2                              Form S-6
        Item Number                              Heading in Prospectus



        56.  Certain information regarding     ) *
             periodic payment plan             )
             certificates                      )

        57.  Certain information regarding     ) *
             periodic payment plan             )
             certificates                      )

        58.  Certain information regarding     ) *
             periodic payment plan             )
             certificates                      )

        59.  Financial statements              ) Statement of Financial
             (Instruction 1(c) to Form S-6)    ) Condition
































        ____________________

        *  Not applicable, answer negative or not required

                   SUBJECT TO COMPLETION SEPTEMBER 29, 1998

                MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST
                           SELECT GLOBAL SERIES 99-1
                        SELECT GLOBAL 30 PORTFOLIO 99-1
                           A "UNIT INVESTMENT TRUST"



                  The attached final prospectus for Morgan Stanley Dean Witter Select Equity Trust, Select Global Series 98-5, Select Global 30 Portfolio 98-5 is hereby used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust, Select Global Series 99-1, Select Global 30 Portfolio 99-1.
        The narrative information relating to the operation of this Series and the structure of the final prospectus for this Series will be substantially the same as that set forth in the attached prospectus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accordingly, the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

                  Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

                  OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

                  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICTATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                MORGAN STANLEY DEAN WITTER SELECT EQUITY TRUST,
                           SELECT GLOBAL SERIES 98-5
                        SELECT GLOBAL 30 PORTFOLIO 98-5


                  The prospectus dated September 1, 1998, File No. 333-61247, is hereby incorporated by reference herein.

        PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                    CONTENTS OF REGISTRATION STATEMENT

                  This registration statement on Form S-6 comprises the following documents:

                  The facing sheet.

                  The Cross Reference Sheet.

                  The Prospectus.

                  The signatures.

                  Listed below is the name and registration number of a previous Series of Select Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for Morgan Stanley Dean Witter Select Equity Trust, Select Global Series 99-1, Select Global 30 Portfolio 99-1. This prior final prospectus is incorporated herein by reference.

        Morgan Stanley Dean Witter Select Equity Trust,
        Select Global Series 98-5,
        Select Global 30 Portfolio 98-5
        (Registration No. 333-61247)

                  Written consents of the following persons:

                       . Cahill Gordon & Reindel (included in Exhibit
                         5)

                       . Deloitte & Touche LLP

        The following Exhibits:

          ***EX-3(i)   Certificate of Incorporation of Dean Witter
                       Reynolds Inc.

          ***EX-3(ii)  By-Laws of Dean Witter Reynolds Inc.

            *EX-4.1    Trust Indenture and Agreement, dated
                       September 30, 1993.

            *EX 4.15   Amendment to Exhibit 4.1 dated December 30,
                       1997.

           **EX-4.2    Draft of Reference Trust Agreement

         ****EX-5 Opinion of counsel as to the legality of the securities being registered.

         ****EX-8.UK   Opinion of Special United Kingdom counsel.

         ****EX-8.HK   Opinion of Special Hong Kong counsel.

         ****EX-23.1   Consent of Independent Auditors.

         ****EX-23.2   Consent of Cahill Gordon & Reindel (included in
                       Exhibit 5).

         ****EX-23.3   Consent of Slaughter and May (included in
                       Exhibit 8.UK).

         ****EX-23.4   Consent of Slaughter and May (included in
                       Exhibit 8.HK).

         *****EX-24    Powers of Attorney executed by a majority of
                       the Board of Directors of Dean Witter Reynolds
                       Inc.

         ****EX-27     Financial Data Schedule.

             EX-99 Information as to Officers and Directors of Dean Witter Reynolds Inc. is incorporated by reference to Schedules A and D of Form BD filed by Dean Witter Reynolds Inc. pursuant to Rule 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-14172).

        _________________________
        *    The Trust Indenture and Agreement is incorporated by
             reference to exhibit of same designation filed with the
             Securities and Exchange Commission as an exhibit to the
             Registration Statement of Dean Witter Select Equity Trust,
             Selected Opportunities Series 18, Registration number 33-
             50105 and as amended and filed as an exhibit to Dean
             Witter Select Equity Trust, Select Global Series 98-1,
             Select Global 30 Portfolio 98-1, Registration No. 333-
             41787.
        **   Filed herewith.
        ***  Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt
             Investment Trust, Insured Long Term Series 33 and Long
             Term Municipal Portfolio Series 106, Registration numbers
             33-38086 and 33-37629, respectively.
        **** To be filed by amendment.
        *****Previously Filed.

                                SIGNATURES


                  Pursuant to the requirements of the Securities Act of 1933, the registrant, Morgan Stanley Dean Witter Select Equity Trust, Select Global Series 99-1, Select Global 30 Portfolio 99-1 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York on the 29th day of September, 1998.

                                      MORGAN STANLEY DEAN WITTER SELECT
                                      EQUITY TRUST,
                                      SELECT GLOBAL SERIES 99-1
                                      SELECT GLOBAL 30 PORTFOLIO 99-1

                                      By:  Dean Witter Reynolds Inc.
                                           (Depositor)


                                           /s/Thomas Hines
                                           Thomas Hines
                                           Authorized Signatory

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following person in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 29th day of September, 1998.

                                           DEAN WITTER REYNOLDS INC.

        Name                               Office


        Philip J. Purcell                  Chairman & Chief  )
                                           Executive Officer )
                                           and Director*     )

        Richard M. DeMartini               Director***
        Robert J. Dwyer                    Director***
        Christine A. Edwards               Director***
        James F. Higgins                   Director***
        Mitchell M. Merin                  Director*
        Stephen R. Miller                  Director***
        Richard F. Powers, III             Director*
        Thomas C. Schneider                Director**
        William B. Smith                   Director**

                                           By:  /s/Thomas Hines
                                                Thomas Hines
                                                Attorney-in-fact*
        ____________________

        * Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10
             Industrial Portfolio 97-1, File No. 333-16839.

        ** Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10
             Industrial Portfolio 96-4, File No. 333-10499.

        *** Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

                                 Exhibit Index
                                      To
                                   Form S-6
                            Registration Statement
                       Under the Securities Act of 1933


        Exhibit No.                  Document                      Page


          ***EX-3(i)   Certificate of Incorporation of Dean
                       Witter Reynolds Inc.

          ***EX-3(ii)  By-Laws of Dean Witter Reynolds Inc.

            *EX-4.1    Trust Indenture and Agreement, dated
                       September 30, 1993.

            *EX-4.15   Amendment to Exhibit 4.1 dated
                       December 30, 1997.

           **EX-4.2    Draft of Reference Trust Agreement.

         ****EX-5      Opinion of counsel as to the
                       legality of the securities being
                       registered.

         ****EX-8.UK   Opinion of Special United Kingdom
                       counsel.

         ****EX-8.HK   Opinion of Special Hong Kong
                       counsel.

         ****EX-23.1   Consent of Independent Auditors.

         ****EX-23.2   Consent of Cahill Gordon & Reindel
                       (included in Exhibit 5).

         ****EX-23.3   Consent of Slaughter and May
                       (included in Exhibit 8.UK).

         ****EX-23.4   Consent of Slaughter and May
                       (included in Exhibit 8.HK).

        *****EX-24     Powers of Attorney executed by a
                       majority of the Board of Directors
                       of Dean Witter Reynolds Inc.

         ****EX-27     Financial Data Schedule.

             EX-99     Information as to Officers and
                       Directors of Dean Witter Reynolds
                       Inc. is incorporated by reference to
                       Schedules A and D of Form BD filed
                       by Dean Witter Reynolds Inc.
                       pursuant to Rule 15b1-1 and 15b3-1
                       under the Securities Exchange Act of
                       1934 (1934 Act File No. 8-14172).

        _________________________

        * The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration No. 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select Global Series 98-1, Select Global 30 Portfolio 98-1, Registration No. 333-41787.

        **   Filed herewith.

        *** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

        **** To be filed by amendment.

        *****Previously Filed.